CMA Multi-State Municipal Series Trust
Series Number: 12
File Number: 811-5011
CIK Number: 810598
CMA North Carolina Municipal Money Fund
For the Period Ending: 03/31/2005

Pursuant to Exemptive Order Release No. IC-18748 dated June 12, 1992, the following schedule enumerates the transactions with Merrill Lynch, Pierce, Fenner, & Smith Inc., for the year ended March 31, 2005.

Purchases (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date

04/16/2004	$3,480	University NC Chapel Hill	1.05%	02/15/2031
06/24/2004	1,700	University NC Chapel Hill	1.01	02/15/2031
07/27/2004	2,700	University NC Chapel Hill	1.04	02/15/2031
09/23/2004	610	University NC Chapel Hill	1.50	02/15/2031
10/06/2004	6,170	University NC Chapel Hill	1.46	02/15/2031
10/08/2004	1,200	University NC Chapel Hill	1.60	02/15/2031
10/29/2004	4,000	University NC Chapel Hill	1.70	02/15/2031
10/29/2004	500	University NC Chapel Hill	1.70	02/15/2031